Exhibit 99.1

Firefly Value Partners Sends Letter to Gulfport Energy Corporation Board of Directors

Encouraged by Gulfport’s 2019 capital plan – adopted after Firefly’s significant private and public engagement – and expects its successful execution to create stockholder value

Calls on Gulfport to – over the course of 2019 – urgently implement new capital and operational plan, better align executive compensation with interests of all stockholders, and refrain from equity issuances

Will continue to build on initial successful engagement with Gulfport Board to advocate for best interests of long-term stockholders – including taking steps to refresh the Board should the Company fail to execute on key initiatives

New York – (March 6, 2019) – Firefly Value Partners, LP (“Firefly” or “we”), which manages funds that, together with affiliates, collectively beneficially own 8.1% of the outstanding common stock of Gulfport Energy (“Gulfport” or the “Company”) (Nasdaq: GPOR), today issued a public letter to the Gulfport Board of Directors (“the Board”).

The full text of the letter is below.

March 6, 2019

Board of Directors

Gulfport Energy Corporation

3001 Quail Springs Parkway

Oklahoma City, OK 73134

Dear Members of the Board,

Firefly Value Partners, LP (“Firefly” or “we”) manages funds that, together with affiliates, collectively beneficially own 8.1% of the outstanding common stock of Gulfport Energy (“Gulfport” or the “Company”).

As a long-term Gulfport investor, we are encouraged by the Company’s 2019 capital plan, which effectively adopted the share repurchase plan that we recommended in our extensive private communications with the Company and our January 17th public letter to the Board of Directors (the “Board”). We expect the successful execution of the plan to create value for all stockholders, and we look forward to the Company acting decisively to exploit the market’s current misunderstanding of Gulfport’s intrinsic value.

Despite this first step, Gulfport still has a lot of work to do to regain investor trust and set the Company on a path to maximizing value for stockholders. As we outlined in our January 17th letter to the Board, Gulfport has made several capital allocation missteps, including issuing large amounts of equity five times since 2013—each time at successively lower prices. Long-term investors have endured the massive underperformance of Gulfport’s shares—relative to both Gulfport’s peer group and the broader market—over the last one, three, and five-year periods. This is particularly frustrating given the Board’s low combined stock ownership: less than 0.2% of the Company.

We continue to believe that the addition of meaningful stockholder representation to the Board is the best way to ensure alignment between the Board and stockholders. However, we do not believe that a distracting proxy fight to accomplish that end is the best course of action at this time. Rather, we think it is in stockholders’ best interest to allow Gulfport’s new CEO the time and focus to address the issues that contributed to Gulfport’s underperformance.

We believe that in order to address the concerns of long-term stockholders, Gulfport and its Board must take the following actions in 2019:

1.	Implement the capital and operational plan announced on January 17th, 2019, including executing the $400M share buyback plan with urgency.

2.	Set short-term and long-term executive compensation incentives that are more closely aligned with the best interests of all stockholders.[1]

3.	Abstain from equity issuances.

While Gulfport’s 2019 capital plan is an important step in the right direction, one in a row is not enough. Given the success of our initial engagement in helping the Board crystallize a stockholder-friendly 2019 capital plan, we will continue to advocate for long-term stockholders’ interests. If the Company does not accomplish the three goals articulated above, we believe the Board’s composition will need to change.

Sincerely,

Firefly Value Partners, LP

Investor Contact:

John Ferguson / Joe Mills

Saratoga Proxy Consulting LLC

212-257-1311

jferguson@saratogaproxy.com / jmills@saratogaproxy.com

Media Contact:
Dan Zacchei / Joe Germani

Sloane & Company

212-486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

About Firefly Value Partners, LP

Founded in 2006, Firefly is an investment partnership focused on fundamental primary research and business analysis. Firefly invests with a long-term time horizon in a concentrated portfolio of deeply undervalued companies.

1As late as 2017, Gulfport included no compensation targets tied to per-share metrics. After input from Firefly and other stockholders, Gulfport added some per-share metrics in 2018’s short-term incentive program. Short-term incentives still have room to improve, and long-term incentives still need to be tied to stockholder-aligned metrics.

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